Exhibit 99.1

Grab Completes Acquisition of Stake in Jaya Grocer

•	Partnership expected to accelerate the growth of GranMart and provide consumers with more options and better convenience
•	GrabPay rolled out as payment option in all Jaya Grocer outlets

Singapore, 31 January 2022 - Grab Holdings Limited (“Grab”) (NASDAQ: Grab), Southeast Asia’s leading superapp, today announced that it has completed its acquisition of a majority stake in Jaya Grocer Holdings Sdn Bhd (“Jaya Grocer”), a leading mass-premium supermarket chain in Malaysia. The two companies plan to work together to bring the convenience of on-demand grocery delivery to more consumers in Malaysia.

Grab and Jaya Grocer also announced the roll out of GrabPay and GrabRewards across all Jaya Grocer physical retail stores, expanding usage of Grab’s popular cashless wallet.

The acquisition comes at a time of accelerated growth in on-demand grocery delivery services. Prolonged movement restrictions and consumer concerns about safety and hygiene have led to a boom in adoption of online grocery shopping. 64% of Southeast Asia’s internet users purchased groceries online at least once during the pandemic, yet online grocery transactions only accounted for approximately 2% of the total grocery spend.1 It is estimated that online grocery in Southeast Asia could grow to US$50B in gross merchandise value - the size of the entire e-commerce market today - at a 10% penetration rate similar to advanced markets.2

Online grocery demand remained elevated even as restrictions eased. GrabMart, Grab’s on-demand grocery and specialty retail marketplace, recorded three straight quarters of growth in the first three quarters of 2021. Jaya Grocer, a trusted and well-loved consumer brand in Malaysia, also saw continued strong growth, with revenues growing at double digit rates year-on-year from 2018 to 2020, and is EBITDA accretive to Grab’s business.

“It is our vision to make on-demand groceries more accessible for everyone. Jaya Grocer is known for their wide selection of good-quality fresh produce and grocery products. By combining our extensive on-demand delivery fleet and capabilities, with Jaya Grocer’s strong retail presence and supplier network, we can have these quality products delivered to more homes even faster. We believe this partnership will further accelerate the growth of our groceries delivery business, and we are excited by the immense opportunity ahead of us,” said Anthony Tan, Group CEO and Co-Founder, Grab.

1 e-Conomy Southeast Asia 2021 report

2 e-Conomy Southeast Asia 2021 report

“I have built Jaya Grocer from the ground up - from our first store in Klang Valley to over 40 stores today. Grab’s strong track record and ability to execute in a hyperlocal way gives me confidence that I have found the right partner to take Jaya Grocer to new heights. This acquisition provides us with an amazing opportunity to not only grow as a company, but also grow the market for online grocery services in Malaysia,” said Teng Yew Huat, Founder, Jaya Grocer.

Grab continues to double down on on-demand grocery delivery. The company is scaling its GrabMart marketplace by partnering with retailers to provide consumers with greater product variety and convenience. The acquisition enables Grab to bring more Jaya Grocer retail stores onto its marketplace, while also leveraging Jaya Grocer’s large supplier network to further expand its GrabSupermarket product line at lower costs. This in turn contributes to improved unit economics and overall affordability of grocery delivery.

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About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 1H 2021 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in 465 cities in eight countries in the Southeast Asia region – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a double bottom line: to simultaneously deliver financial performance for its shareholders and a positive social impact in Southeast Asia.

(www.grab.com)

About Jaya Grocer

Established in 2008, Jaya Grocer has grown to become the leading mass-premium supermarket chain in Malaysia. It operates over 40 stores today, with the majority located in Klang Valley. Jaya Grocer prioritises freshness and quality, offering consumers an excellent selection of quality fresh produce, and a wide range of grocery items from international and local brands, alongside affordable staples.

For media queries, contact:

press@grab.com

Cautionary Statement regarding Forward-Looking Statements

This announcement may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this announcement, including but not limited to, statements about Grab’s beliefs and expectations, business strategy and plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of Grab’s registration statement on Form F-1 and the prospectus therein, and other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.